EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: GSpress@globalsources.com	e-mail: investor@globalsources.com

Investor Contact in U.S.
Cathy Mattison
LHA
Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources wins eighth consecutive Gold Award in The Asset

Triple A Awards 2016

HONG KONG, Nov. 30, 2016 – Global Sources Ltd. (NASDAQ: GSOL) received the Gold corporate award for excellence in corporate governance and investor relations in The Asset’s December 2016 issue. The company received The Asset’s Gold and Titanium corporate award for the previous seven years.

Global Sources’ executive chairman, Merle A. Hinrich, said: “We are honored to be recognized for our best practices in corporate governance and investor relations with The Asset’s prestigious Gold award. I believe this reflects the hard work and diligence of our entire team at Global Sources, and I thank them for their ongoing commitment to excellence.”

The Asset is a renowned English monthly financial magazine in Asia and Hong Kong. Now in its 16th year, The Asset Triple A Awards are Asia’s distinguished recognition for those that have shined in their respective industry. The awards programs are built upon a stringent methodology that is combined with a rigorous approach in selecting the best institutions operating within Asia. The awards are adjudicated by The Asset’s Board of Editors who collectively have several decades’ worth of evaluating industry awards in Asia.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (GlobalSources.com), trade shows, magazines and apps.

More than 1 million international buyers, including 95 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.